UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Savara Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

805111101

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805111101	13D	Page 2 of 6

1	Names of reporting persons Bain Capital Life Sciences Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 14,565,457 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 14,565,457 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 14,565,457 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.99% (1)
14	Type of reporting person PN

(1)

Bain Capital Life Sciences Fund II, L.P. holds 6,162,631 shares of Common Stock and Pre-Funded Warrants (as defined herein) to purchase 18,533,412 shares of Common Stock. BCIP Life Sciences Associates, LP holds 750,577 shares of Common Stock and Pre-Funded Warrants to purchase 2,257,276 shares of Common Stock. BCLS II Investco, LP holds a Pre-Funded Warrant to purchase 5,666,667 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 14,565,457 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 138,148,141 shares of Common Stock issued and outstanding as of March 7, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission March 7, 2024, and (ii) 7,652,249 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. 805111101	13D	Page 3 of 6

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power (1)

11	Aggregate amount beneficially owned by each reporting person (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) (1)
14	Type of reporting person PN

(1)

Bain Capital Life Sciences Fund II, L.P. holds 6,162,631 shares of Common Stock and Pre-Funded Warrants to purchase 18,533,412 shares of Common Stock. BCIP Life Sciences Associates, LP holds 750,577 shares of Common Stock and Pre-Funded Warrants to purchase 2,257,276 shares of Common Stock. BCLS II Investco, LP holds a Pre-Funded Warrant to purchase 5,666,667 shares of Common Stock. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 14,565,457 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 138,148,141 shares of Common Stock issued and outstanding as of March 7, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission March 7, 2024, and (ii) 7,652,249 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. 805111101	13D	Page 4 of 6

1	Names of reporting persons BCLS II Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power (1)

11	Aggregate amount beneficially owned by each reporting person (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) (1)
14	Type of reporting person PN

(1)

Bain Capital Life Sciences Fund II, L.P. holds 6,162,631 shares of Common Stock and Pre-Funded Warrants to purchase 18,533,412 shares of Common Stock. BCIP Life Sciences Associates, LP holds 750,577 shares of Common Stock and Pre-Funded Warrants to purchase 2,257,276 shares of Common Stock. BCLS II Investco, LP holds a Pre-Funded Warrant to purchase 5,666,667 shares of Common Stock. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 14,565,457 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 138,148,141 shares of Common Stock issued and outstanding as of March 7, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission March 7, 2024, and (ii) 7,652,249 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. 805111101	13D	Page 5 of 6

This Amendment No. 3 to Schedule 13D relates to the Common Stock of Savara Inc., and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 30, 2019, as amended on March 17, 2021 and July 19, 2023 (the “Initial Statement” and, as further amended by this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 4. Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

On April 10, 2024, Ricky Sun, Ph.D., a Partner of BCLSI, informed the Board that he does not intend to stand for reelection to the Board at the Issuer’s 2024 annual meeting of stockholders (the “Annual Meeting”). Dr. Sun will continue to serve as a director and a member of the Issuer’s Nominating and Governance Committee of the Board until the Annual Meeting. In connection with Dr. Sun’s decision to not stand for reelection to the Board, each of BCLS II and BCIPLS voluntarily waived their rights under Section 7.9 of the Purchase Agreement to designate one individual for nomination to the Board.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, (i) BCLS II holds 6,162,631 shares of Common Stock and Pre-Funded Warrants to purchase 18,533,412 shares of Common Stock, (ii) BCIPLS holds 750,577 shares of Common Stock and Pre-Funded Warrants to purchase 2,257,276 shares of Common Stock and (iii) BCLS II Investco holds a Pre-Funded Warrant to purchase 5,666,667 shares of Common Stock.

As a result of the Beneficial Ownership Blocker, the Reporting Persons are precluded from exercising Pre-Funded Warrants into shares of Common Stock to the extent that the Reporting Persons would, after such exercise, collectively beneficially own in excess of 9.99% of the outstanding Common Stock of the Issuer. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding Common Stock of the Issuer, representing 14,565,457 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 138,148,141 shares of Common Stock issued and outstanding as of March 7, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission March 7, 2024, and (ii) 7,652,249 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2024	Bain Capital Life Sciences Fund II, L.P.

By: Bain Capital Life Sciences Investors II, LLC, its general partner

By: Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Ricky Sun
	Name:	Ricky Sun
	Title:	Partner

BCIP Life Sciences Associates, LP

By: Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Ricky Sun
	Name:	Ricky Sun
	Title:	Authorized Signatory

BCLS II Investco, LP

By: BCLS II Investco (GP), LLC,
its general partner

By: Bain Capital Life Sciences Fund II, L.P., its managing member

By: Bain Capital Life Sciences Investors II, LLC, its general partner

By: Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Ricky Sun
	Name:	Ricky Sun
	Title:	Partner